[Husch Blackwell Letterhead]

Tracy D. Mackey
Senior Counsel

4801 Main Street, Suite 1000
 Kansas City, MO  64112
Direct: 816.983.8299
Fax: 816.983.8080
tracy.mackey@huschblackwell.com

December 19, 2016

VIA EDGAR
Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington DC 20549 Attention: Ms. Ashley Vroman-Lee
Re: MacKenzie Realty Capital, Inc. (the "Company")

To the Commission:
On August 1, 2016, the Company filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form N-2 (the "Registration Statement").  The Company received oral comments from Ms. Ashley Vroman-Lee of the Staff of the Commission.  On October 6, 201, the Company filed Amendment No. 1 to the Registration Statement, reflecting responses to the oral comments received and updating certain information about the Company.
The Company subsequently received additional oral comments from the Staff.  The Company has filed today Amendment No. 2 to the Registration Statement (the "Amendment"), reflecting responses to the oral comments received and updating certain information relating to the Company.  As you are aware, the Company has restated its financial statements for the year ended June 30, 2016 and this filing reflects the restated financial statements.
The Amendment also contains various disclosure updates required by certain states in which the Company is also registering the offering.
Each oral comment has been included below for your reference and the Company's response is presented below each comment.
1.	Comment:	Regarding the footnote (2) on Pages F-4 and F-5, in future financial statements, please disclose these investments on the Statement of Investments as "affiliated". See Regulation S-X 6-04 (2)
Response: The Company agrees to make such disclosure in future financial statements and has done so in its most recent filings.
2.	Comment:	In Risk Factors on page 4, the 5th bullet point states "Our incentive fee structure and the formula for calculating the management fee may incentive MCM Advisers to pursue speculative investments, use leverage when it may be unwise to do so, or refrain from de-levering when it would otherwise be appropriate to do so". Please describe leverage risks.
Response: Leverage risk is discussed in detail in the Risk Factors on pages 16-17, including the risk factors headed "Our incentive fee structure and the formula for calculating the management fee may incentive MCM Advisers to pursue speculative investments, use leverage when it may be unwise to do so, or refrain from de-levering when it would otherwise be appropriate to do so;" "Regulations governing our operations as a BDC affect our ability to raise additional capital and the way in which we do so.  As a BDC, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage;" and "We may borrow money, which would magnify the potential for gain or loss on amounts invested and will increase the risk of investing in us" (Risk Factors – Risks Relating to Our Business and Structure) and on page 24 under "We may use leverage, including margin accounts" (Risk Factors – Risks Related to Our Investments).
3.	Comment:	On page 10 under Fees and Expenses, please explain further how the Portfolio Structuring Fee will not be payable following the completion of the offering. Also, please delete the table contained in footnote "*" and put the disclosure in narrative form or reformat the table so that it does not appear too similar to the fee table required by Form N-2.
Response:  We have revised the footnote ("*") to remove the table and put the disclosure in narrative form, and revised the disclosure to more clearly reflect that the Portfolio Structuring Fee will not be payable after the completion of the offering period and will thereafter not be included in any "annual expenses" of the fund.
4.	Comment:	In the same footnote on page 10, please disclose when the offering period will terminate.
Response: The footnote has been revised to include the expected completion date of the offering (December 2019).
5.	Comment:	In the Fees and Expenses table and footnotes beginning on page 10, please update the information to reflect a more reasonable assumption as to what amount of the offering will be sold in the first year. Also, provide your basis for the calculations in the Example of annual expenses in years 1, 3, 5 and 10 following the offering.
Response: The Company has performed a thoughtful analysis of projected offering proceeds in the first year of the offering, based on the volume of sales in the final months of the prior offering and interest levels from potential investors.  The Company has concluded that estimated first year sales of $50 million (5 million shares) is reasonable and has updated the information in the table and footnotes to reflect this estimate.  This assumption is also clearly noted in the footnotes and explanatory commentary.  Attached as Exhibit A to this letter is the basis for the calculation of the examples provided of cumulative expenses over 1, 3, 5 and 10 years.
6.	Comment:	Please revise the risk factor on page 4 to reflect that the material weakness in internal control over financial reporting led to the restatement of financials.
Response: The risk factor has been revised accordingly.
7.	Comment:	On the cover page, please update the "net proceeds to us" to reflect that the portfolio structuring fee is not taken out of this amount.
Response: Due to the fact that the portfolio structuring fee, while not a sales commission or transaction expense, is taken out of gross proceeds and is not available for investment in any portfolio company, the Company believes it is misleading to include any amount in this section that does not reflect the portfolio structuring fee. The disclosure in footnote (3) has been revised to explain that the net proceeds amounts reflect the portfolio structuring fee more clearly.
8.	Comment:	Please include quarterly financial statements for the quarter ended September 30, 2016 in the filing.
Response: The registration statement has been updated to include the quarterly financial statements and other relevant quarterly information for the quarter ended September 30, 2016.

We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing.  As we have previously discussed, the Company desires to have the Registration Statement declared effective as soon as possible.  Please feel free to contact me at 816-983-8299 or by email at tracy.mackey@huschblackwell.com should you have any questions or concerns.

Sincerely,

/s/ Tracy D. Mackey

Tracy D. Mackey

Cc: Chip Patterson
Steven F. Carman

Exhibit A

Basis for Calculations – Cumulative Expenses

Page 11 Calculation
					(irrelevant for purposes here)
		initial S/H exp	Portfolio St. Fee		Div		Annual exp
Year		10.0%	3.0%	Net Investment	5%	before exp	See Calc Below	after expenses	Accumulated Expenses	rounded
1	$ 5,000	(500.00)	(150.00)	4,350.00	217.50	4,567.50	(160.29)	4,407.21	(810.3)	(810.0)
2				4,407.21	220.36	4,627.57	(130.02)	4,497.55	(940.3)
3				4,497.55	224.88	4,722.43	(120.97)	4,601.46	(1,061.3)	(1,061.0)
4				4,601.46	230.07	4,831.53	(120.97)	4,710.56	(1,182.3)
5				4,710.56	235.53	4,946.09	(120.97)	4,825.12	(1,303.2)	(1,303.0)
6				4,825.12	241.26	5,066.37	(120.97)	4,945.40	(1,424.2)
7				4,945.40	247.27	5,192.67	(120.97)	5,071.70	(1,545.2)
8				5,071.70	253.59	5,325.29	(120.97)	5,204.32	(1,666.1)
9				5,204.32	260.22	5,464.53	(120.97)	5,343.56	(1,787.1)
10				5,343.56	267.18	5,610.74	(120.97)	5,489.77	(1,908.1)	(1,908.0)
Expenses Calculation:
				Shares
Shares issued & o/s as of 11/30/16 (inclduing 728,217 Legacy shares)				5,012,783.58			Net Assets at 6.30.16	$ 40,332,191.00	per the restated 10K	$ 40,332,191.00
Expected # of shares sold on this registration statement				15,000,000.00			NAV of New Issue	$ 130,500,000.00	New Issue 1st Year	$ 43,500,000.00
New shares sold as of 6/30/16 (out of 15 million shares)				-			Total NAV	$ 170,832,191.00	Total NAV after 1st year	$ 83,832,191.00

				Shares	Amount	Total
			Capital Raised as of 11/30/16	5,012,783.58	$ 50,127,835.80
			First year raise	5,000,000.00	$ 50,000,000.00	$ 100,127,835.80		Share holder transaction expenss%
			Second year raise	5,000,000.00	$ 50,000,000.00	$ 150,127,835.80		8.1%	7% of commission + 1.1% of Marketing support fee
			Add'l expected capital from this offering	5,000,000.00	$ 50,000,000.00	$ 200,127,835.80		1.9%	dealer manager fee
			"Managed Funds":	20,012,783.58	$ 200,127,835.80			10.0%

		Manage Capital breakdown for fee			Management Fee			$ 4,500,000.00	upfront Adv. Fee (3.0% on 15 million shares)	$ 1,500,000.00
First 20 Million 3%		$ 20,000,000.00		3.0%	$ 600,000.00
Next 80 Million 2%		$ 80,000,000.00		2.0%	$ 1,600,000.00			Annual Expenses % during 1st year
Capital In addition to $20 and $80 Million- 1.5%		$ 100,127,835.80		1.5%	$ 1,501,917.54		Portfolio St. fee % of NAV	1.79%
proof		Average:		Ending Total Base Mgmt fee.	3,701,917.54		Base Mgmt Fee for N-2(% of NAV)	2.63%
							Incentive fee	0.00%
										Annual Expenses
		Calculation of mgmt fees based on projected capital each year:					Organizational/Offering Expenses	0.59%		Per Share:
		Fee after 1st year	$ 2,201,917.54				Other Expenses	0.61%		$ 0.10	1st year
		Fee after 2nd year	$ 2,951,917.54					5.62%		$ 0.06	2nd year
		Fee after 3rd year	3,701,917.54							$ 0.06	3rd year
			$ 2,951,917.54					Annual Expenses $ after offering period
1st Year							Port. structing fee	None
Annual Management Fee:		per share	$ 0.2199				Base Mgmt fee % of NAV	2.17%	2.09	2.170%
Management Fee:		per 500 shares/$5,000	$ 109.96				Incentive fee	0.00%	0.49	0.000%
		Other Expenses per 500 shares/$5,000	$ 50.34				Other Expenses	0.52%	0.24	0.520%
		Total Expenses per $5,000:	$ 160.29					2.69%	2.82	2.69%
2nd Year
Annual Management Fee:		per share	$ 0.20					1st year	2nd Year	3rd year
Management Fee:		per 500 shares/$5,000	$ 98.31		1st year offering costs	$498,000		$ 498,000.00
		Other Expenses per 500 shares/$5,000	$ 31.71		2nd and 3rd year	$500,000			$ 252,000.00	$ 250,000.00
		Total Expenses per $5,000:	$ 130.02
					Estimated Other Expenses:
3rd Year					Admin Reimbursement Current	$220,000		$ 220,000.00	$ 410,000.00	$ 600,000.00
Annual Management Fee:		per share	$ 0.18		Admin Reimbursement	$600,000
Management Fee:		per 500 shares/$5,000	$ 92.49		Professional Fees	$150,000		$150,000	$150,000	$150,000
		Other Expenses per 500 shares/$5,000	$ 28.48		Other G&A	$140,000		$140,000	$140,000	$140,000
		Total Expenses per $5,000:	$ 120.97
					After $150MM	$890,000		$ 1,008,000.00	$ 952,000.00	$ 1,140,000.00

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